Exhibit 99.1

August 17, 2023

Globant Reports 2023 Second Quarter Financial Results

Strong Half-Year Performance, Positive Outlook Ahead

•	Second quarter revenues of $497.5 million, up 15.9% year-over-year
•	IFRS Diluted EPS of $0.85 for the second quarter
•	Non-IFRS Adjusted Diluted EPS of $1.36 for the second quarter

LUXEMBOURG / August 17, 2023 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three and six months ended June 30, 2023.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Second Quarter 2023 Financial Highlights

•	Revenues rose to $497.5 million, representing 15.9% year-over-year growth.
•	IFRS Gross Profit Margin was 36.3% compared to 37.6% in the second quarter of 2022.
•	Non-IFRS Adjusted Gross Profit Margin was 38.3% compared to 39.1% in the second quarter of 2022.
•	IFRS Profit from Operations Margin was 9.4% compared to 11.4% in the second quarter of 2022.
•	Non-IFRS Adjusted Profit from Operations Margin was 15.0% compared to 16.1% in the second quarter of 2022.
•	IFRS Diluted EPS was $0.85 compared to $0.87 in the second quarter of 2022.
•	Non-IFRS Adjusted Diluted EPS was $1.36 compared to $1.22 in the second quarter of 2022.

Six months ended June 30, 2023 Financial Highlights

•	Revenues rose to $970.0 million, representing 16.8% year-over-year growth.
•	IFRS Gross Profit Margin was 36.0% compared to 37.8% in the first six months of 2022.
•	Non-IFRS Adjusted Gross Profit Margin was 38.2% compared to 39.3% in the first six months of 2022.
•	IFRS Profit from Operations Margin was 9.4% compared to 12.0% in the first six months of 2022.
•	Non-IFRS Adjusted Profit from Operations Margin was 15.0% compared to 16.5% in the first six months of 2022.
•	IFRS Diluted EPS was $1.70 compared to $1.72 in the first six months of 2022.
•	Non-IFRS Adjusted Diluted EPS was $2.64 compared to $2.41 in the first six months of 2022.

Other Metrics as of and for the quarter ended June 30, 2023

•	Cash and cash equivalents and Short-term investments were $270.8 million as of June 30, 2023, a decrease of $70.1 million from $340.9 million as of December 31, 2022, driven mainly by payments of taxes, investments in our platform business and inorganic expansion initiatives. As of June 30, 2023, our credit facility was fully undrawn.
•	Globant completed the second quarter of 2023 with 25,947 Globers, 24,163 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the second quarter of 2023 was as follows: 60.6% from North America (top country: US), 22.0% from Latin America (top country: Argentina), 14.1% from EMEA (top country: Spain) and 3.3% from Asia and Oceania (top country: India).
•	Globant’s top customer, top five customers and top ten customers for the second quarter of 2023 represented 8.8%, 23.7% and 33.3% of revenues, respectively.
•	During the twelve months ended June 30, 2023, Globant served a total of 1,388 customers (with revenues over $10,000 in the last twelve months) and continued to increase its wallet share, with 283 accounts generating more than $1 million of annual revenues, compared to 233 for the same period one year ago.
•	In terms of currencies, 73.9% of Globant’s revenues for the second quarter of 2023 were denominated in US dollars.

“We are happy to deliver another great quarter. At Globant, our vision is to provide the best AI and digital transformations in the world, and we will continue to do so with a strong focus on reinventing our technology professional services industry. We are seeing strong sequential growth into the second half of the year, providing us with encouraging signs as we start thinking about 2024”, said Martín Migoya, Globant’s CEO and Co-founder. “In the AI space, we continue to expand our services in order to meet the increasing demand. In early June, IDC named us as a leader in AI in the IDC MarketScape, validation of our strong expertise. Beyond that, the evolution of platforms like GeneXus, Augoor, Sportian, MAIDA and Waasabi are key real-life solutions that can be scaled globally.”

“It is with great pride that we report our industry-leading growth, boasting a solid 15.9% year-over-year revenue increase, amounting to an impressive $497.5 million. We have raised our guidance for the year, a testament to our unwavering commitment to delivering excellent results in the current environment. Moreover, our adjusted operating profit margin met guidance expectations, and our strategic execution of M&A initiatives has effectively expanded our presence in the European market. As anticipated, our underlying leading-indicators remain strong, and we feel encouraged by the short term revenue growth momentum in our business. We are firmly on track for continued success, and we are genuinely excited about the boundless opportunities that lie ahead,” explained Juan Urthiague, Globant’s CFO.

2023 Third Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the third quarter and the full year of 2023:

•	Third quarter 2023 Revenues are estimated to be at least $545.0 million, or 18.8% year-over-year growth.
•	Third quarter 2023 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15-16.5%.
•	Third quarter 2023 Non-IFRS Adjusted Diluted EPS is estimated to be at least $1.46 (assuming an average of 43.5 million diluted shares outstanding during the third quarter).
•	Fiscal year 2023 Revenues are estimated to be at least $2,094.0 million, implying at least 17.6% year-over-year revenue growth.

•	Fiscal year 2023 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 15%-16.5%.
•	Fiscal year 2023 Non-IFRS Adjusted Diluted EPS is estimated to be at least $5.72 (assuming an average of 43.4 million diluted shares outstanding during 2023).

Conference Call and Webcast

Martin Migoya, Globant’s CEO & co-founder, Juan Urthiague - CFO, Patricia Pomies - COO, and Diego Tártara - CTO, will discuss the second quarter 2023 results in a video conference call today beginning at 4:30pm ET.

Video conference call access information is:

https://more.globant.com/F2Q23EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

We are a digitally native company that helps organizations reinvent themselves to create a way forward and unleash their potential. We are the place where innovation, design and engineering meet scale.

We have more than 25,900 employees and we are present in more than 25 countries in 5 continents working for companies like Google, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in the company’s business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company’s business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, acquisition-related charges, and the related effect on income taxes of the pre-tax adjustments. Because the company’s non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company’s industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its condensed interim consolidated statements of financial position as of June 30, 2023 and December 31, 2022 and its condensed interim consolidated statement of comprehensive income for the three and six months ended June 30, 2023 and 2022, prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of assets, acquisition-related charges, and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Six Months Ended		Three months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Revenues	969,952	830,635	497,531	429,257
Cost of revenues	(620,814)	(516,937)	(316,690)	(267,970)
Gross profit	349,138	313,698	180,841	161,287

Selling, general and administrative expenses	(247,533)	(213,316)	(128,176)	(111,678)
Net impairment losses on financial assets	(11,358)	(744)	(6,641)	(707)
Other operating income and expenses, net	614	—	614	—
Profit from operations	90,861	99,638	46,638	48,902

Finance income	2,176	624	941	334
Finance expense	(9,402)	(7,352)	(5,230)	(3,323)
Other financial results, net	8,429	1,256	4,667	818
Financial results, net	1,203	(5,472)	378	(2,171)

Share of results of investment in associates	15	—	(41)	—
Other income and expenses, net	1,301	2,074	(186)	1,200
Profit before income tax	93,380	96,240	46,789	47,931

Income tax	(20,089)	(22,279)	(9,883)	(10,777)
Net income for the period	73,291	73,961	36,906	37,154

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	1,252	(23,114)	(1,489)	(20,679)
- Net change in fair value on financial assets measured at FVOCI	(2,331)	(2,092)	(2,356)	(2,091)
- Gains and losses on cash flow hedges	3,879	(4,211)	(327)	(4,344)
Total comprehensive income for the period	76,091	44,544	32,734	10,040

Net income attributable to:
Owners of the Company	73,412	73,715	36,993	37,092
Non-controlling interest	(121)	246	(87)	62
Net income for the period	73,291	73,961	36,906	37,154

Total comprehensive income for the period attributable to:
Owners of the Company	75,027	44,298	32,898	9,978
Non-controlling interest	1,064	246	(164)	62
Total comprehensive income for the period	76,091	44,544	32,734	10,040
Earnings per share
Basic	1.73	1.76	0.87	0.89
Diluted	1.70	1.72	0.85	0.87
Weighted average of outstanding shares (in thousands)
Basic	42,362	41,788	42,426	41,829
Diluted	43,309	42,737	43,373	42,778

Globant S.A.

Condensed Interim Consolidated Statements of Financial Position as of June 30, 2023 and December 31, 2022

(In thousands of U.S. dollars, unaudited)

	June 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	240,863	292,457
Investments	29,906	48,408
Trade receivables	488,052	424,810
Other assets	14,848	15,197
Other receivables	60,619	70,212
Other financial assets	10,608	6,529
Total current assets	844,896	857,613

Non-current assets
Investments	1,836	1,513
Other assets	3,445	10,657
Other receivables	21,457	16,316
Deferred tax assets	52,132	46,807
Investment in associates	1,352	1,337
Other financial assets	31,217	34,978
Property and equipment	161,371	161,733
Intangible assets	200,449	182,572
Right-of-use assets	131,125	147,311
Goodwill	799,598	734,952
Total non-current assets	1,403,982	1,338,176
TOTAL ASSETS	2,248,878	2,195,789

LIABILITIES
Current liabilities
Trade payables	84,048	89,397
Payroll and social security taxes payable	171,619	203,819
Borrowings	294	2,838
Other financial liabilities	60,716	59,316
Lease liabilities	39,273	37,681
Tax liabilities	22,925	23,454
Income tax payable	14,717	11,276
Other liabilities	1,353	808
Total current liabilities	394,945	428,589

Non-current liabilities
Trade payables	4,178	5,445
Borrowings	54	861
Other financial liabilities	60,506	78,055
Lease liabilities	86,033	97,457
Deferred tax liabilities	5,070	11,291
Income tax payable	2,342	—
Payroll and social security taxes payable	2,848	4,316
Provisions for contingencies	12,708	13,615
Total non-current liabilities	173,739	211,040
TOTAL LIABILITIES	568,684	639,629

Capital and reserves
Issued capital	51,040	50,724
Additional paid-in capital	1,000,316	950,520
Other reserves	(30,627)	(32,242)
Retained earnings	611,963	538,551
Total equity attributable to owners of the Company	1,632,692	1,507,553
Non-controlling interests	47,502	48,607
Total equity	1,680,194	1,556,160
TOTAL EQUITY AND LIABILITIES	2,248,878	2,195,789

Globant S.A.

Selected Cash Flow Data

(In thousands of U.S. dollars, unaudited)

	Three months ended
	June 30, 2023	June 30, 2022
Net Income for the period	36,906	37,154
Non-cash adjustments, taxes and others	61,928	37,899
Changes in working capital	(62,092)	(30,074)
Cash flows from operating activities	36,742	44,979
Capital expenditures	(27,822)	(27,783)
Cash flows from investing activities	(35,510)	(51,465)
Cash flows from financing activities	(13,608)	(9,753)
Net decrease in cash & cash equivalents	(12,376)	(16,239)

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Six Months Ended		Three months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Reconciliation of adjusted gross profit
Gross Profit	349,138	313,698	180,841	161,287
Depreciation and amortization expense	13,033	10,800	6,601	5,582
Share-based compensation expense - Equity settled	8,778	1,914	3,188	1,114
Adjusted gross profit	370,949	326,412	190,630	167,983
Adjusted gross profit margin	38.2%	39.3%	38.3%	39.1%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(247,533)	(213,316)	(128,176)	(111,678)
Depreciation and amortization expense	40,489	28,933	20,710	14,778
Share-based compensation expense - Equity settled	24,995	23,477	13,865	13,116
Acquisition-related charges (a)	9,118	5,710	4,570	3,233
Adjusted selling, general and administrative expenses	(172,931)	(155,196)	(89,031)	(80,551)
Adjusted selling, general and administrative expenses as % of revenues	(17.8)%	(18.7)%	(17.9)%	(18.8)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	90,861	99,638	46,638	48,902
Share-based compensation expense - Equity settled	33,773	25,391	17,053	14,230
Acquisition-related charges (a)	21,142	11,715	10,727	6,075
Adjusted Profit from Operations	145,776	136,744	74,418	69,207
Adjusted Profit from Operations margin	15.0%	16.5%	15.0%	16.1%

Reconciliation of Net income for the period
Net income for the period	73,412	73,715	36,993	37,092
Share-based compensation expense - Equity settled	33,749	25,391	17,029	14,230
Acquisition-related charges (a)	20,761	10,598	10,889	4,289
Tax effect of non-IFRS adjustments	(13,660)	(6,767)	(6,053)	(3,474)
Adjusted Net income	114,262	102,937	58,858	52,137
Adjusted Net income margin	11.8%	12.4%	11.8%	12.1%

Calculation of Adjusted Diluted EPS
Adjusted Net income	114,262	102,937	58,858	52,137
Diluted shares	43,309	42,737	43,373	42,778
Adjusted Diluted EPS	2.64	2.41	1.36	1.22

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of comprehensive income, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023
Total Employees	25,924	26,541	27,122	26,288	25,947
IT Professionals	24,410	24,922	25,331	24,496	24,163

North America Revenues %	64.5	64.9	61.7	61.4	60.6
Latin America Revenues %	23.8	21.9	22.7	21.8	22.0
EMEA Revenues %	9.7	10.0	11.9	13.4	14.1
Asia and Oceania Revenues %	2.0	3.2	3.7	3.4	3.3

USD Revenues %	79.0	81.2	77.5	74.8	73.9
Other Currencies Revenues %	21.0	18.8	22.5	25.2	26.1

Top Customer %	10.5	10.7	10.8	9.4	8.8
Top 5 Customers %	25.7	24.7	25.1	24.5	23.7
Top 10 Customers %	36.7	34.5	34.3	34.8	33.3

Customers Served (Last Twelve Months)*	1,043	1,114	1,249	1,342	1,388
Customers with >$1M in Revenues (Last Twelve Months)	233	255	259	276	283

(*) Represents customers with more than $10,000 in revenues in the last twelve months.

Investor Relations Contact:

Arturo Langa, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant